SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 29, 2024

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated November 29, 2024 “CHANGE TO THE BOARD OF DIRECTORS AND BOARD COMMITTEES”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: November 29, 2024    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)

CHANGE TO THE BOARD OF DIRECTORS AND BOARD COMMITTEES

In compliance with paragraph 3.59 of the JSE Limited Listings Requirements, DRDGOLD shareholders are hereby advised that Mr Andrew Robert Brady has been appointed as an independent non-executive director of the board of directors of the Company (“Board”) with effect from 1 December 2024, to replace Mr Jean Nel, a former independent non-executive director of the Board who resigned from the Board with effect from 27 November 2024.
Mr Brady was considered following a recommendation by Sibanye Stillwater Limited and after reviewing his suitability for the position, as well as obtaining an independent legal opinion as to whether Mr Brady would be deemed independent.
Mr Brady will also be appointed as a member of the Company’s audit committee, risk committee and investment committee.
Mr Brady is currently a director of Clean World Capital Proprietary Limited and has over 25 years of experience both in the resources sector and corporate finance. He holds a Bachelor of Commerce degree from the University of the Witwatersrand, a Post Graduate Diploma in Business Administration from Wits Business School and has attended a Corporate Restructuring Executive Programme at Harvard Business School.
The Board welcomes Mr Brady and looks forward to his contribution to DRDGOLD.
Johannesburg
28 November 2024
Sponsor
One Capital